Exhibit 99
Letter to Shareholders
First Quarter 2023

Towards the end of my recent 2022 annual letter to shareholders, I said the following:

“Notes like this, and reflecting on these past three years, I can’t tell you how enthusiastic I am to dive into 2023. We believe we are well prepared and positioned. This is what we do – execute on deliberate and cogent plans with room for flexibility as the unknowns inevitably occur.”

Well, the last three words are ringing true during this first quarter of 2023. While I’ll get into the details below, suffice it to say that the unknowns did occur, and for the first quarter we did not achieve our calendar year goal of a 96 combined ratio (CR). Rest assured that we have plans to get us back on track toward our goal this year and I will share some of them with you in this letter.

The good news is that our companywide net premiums written (NPW) growth was 22% and our policies in force growth was a solid 9%. On the other hand, our first quarter 2023 CR was a 99.0, with March posting a CR of 106.2. As we have said many times, profit, as one of our Core Values, comes before growth. We currently believe we are taking appropriate actions to achieve both growth and profitability, specifically profitability that aligns with our operational goals of a calendar year 96 CR.

While not where we’d like to have started the year, there were a lot of factors that contributed to our underwriting results. During the first quarter, we experienced continued elevated loss costs due, in part, to our inflationary environment, reserving development, additional weather-related losses, and recent law changes in Florida that impacted loss estimates and prompted increases to our reserves. Loss costs emerged higher than we anticipated and prior accident year reserves developed unfavorably 4.6 points on the companywide CR. The majority of the unfavorable development related to fixing cars (property damage, collision, and comprehensive coverages) as the cost to fix vehicles continued to increase. Loss severity was up nearly 10% for the quarter, compared to the first quarter 2022, and similar to the year-over-year increase we experienced in the fourth quarter 2022, while frequency was relatively flat. In addition, catastrophe losses contributed 1.8 points to our first quarter 2023 companywide CR, compared to 1.2 points for the same period last year. In the first quarter 2023, we were affected by 24 catastrophic weather events, compared to 11 events in the first quarter of 2022, with the majority of the losses due to March storms. In response to the Florida tort reform that was signed into law in March 2023, we increased both our current and prior accident year loss reserves, which had less than a 1-point impact on our first quarter CR. As always, we will continue to evaluate and respond to our loss reserve adequacy.

During the first quarter 2023, our Personal Lines business experienced strong growth but fell short of our profitability target with a CR of 98.7 for the quarter. NPW grew a very healthy 25% with policies in force growth of 10%. Our growth in new applications reflected a combination of increased quotes from continued shopping in the marketplace and an increase in conversion. We also saw an increase in Personal Lines renewal applications, which contributed to policy growth. In addition to unit growth, our Personal Lines written premium growth reflected rate actions taken in both 2022 and 2023. We increased personal auto rates over 13% in 2022 and an additional 4% in the first quarter of 2023.

The companywide advertising spend in the first quarter 2023 was 23% greater than the first quarter last year and higher than each of the last three quarters, which is consistent with historical patterns and aligns with peak shopping months. Since advertising dollars are expensed as incurred and premiums are earned over the policy term, there is a timing element that results in upward pressure to our calendar year expense ratio, while still meeting our lifetime CR target. This was especially true in the first quarter this year, where new business application growth was significant.

Considering our first quarter profitability results, and the fact that inflation has not abated, we are re-evaluating our rate plans and intend to be aggressive with raising rates over the remainder of the year. Of course, some of these rate increases will be subject to regulatory approval and any change in circumstances could lead us to determine if more or less rate is needed in order to achieve our calendar year CR goal. In addition to rate actions, we will continue to evaluate our planned investment in policy acquisition costs, such as advertising spend, in both the Agency and Direct channels to ensure we work towards our overall profit objective for the calendar year. And, finally, we plan to continue to assess other areas, including underwriting, bill plan offerings, and overall operational discipline on expense management.

Commercial Lines grew NPW 15% with a CR of 98.4, which was also above our companywide calendar year profit goal of 96. The premium increase in the first quarter 2023 was attributable to the renewal of certain transportation network company (TNC) policies that reflected increased miles driven (the basis for TNC premiums), rate changes, and the addition of three new states. Excluding the TNC business, NPW was basically flat for the quarter in Commercial Lines. Reduced demand, arising from the continued slowdown in the rate of economic activity and deteriorating freight market conditions, impacted growth in our for-hire transportation business market target (BMT). Premium growth in our other BMTs nearly offset the drop in for-hire transportation premiums, with the most significant growth in our business auto and contractor BMTs.

Our Commercial Lines product management teams are actively managing rate level and taking action to respond to rising loss costs consistent with the actions we are taking in Personal Lines. We believe we recognized the increase in loss costs ahead of the market and increased countrywide rate levels 6% in 2022 and have plans in place to file for increased rate level during 2023 where necessary. Consistent with personal auto, some of the commercial auto rate increases will be subject to regulatory approval, and we will continue to monitor changes in the marketplace that would require us to make different decisions on our rate level changes. Since the majority of our commercial auto policies are written for an annual term, rate increases will take more time than personal auto rate increases to earn in. Historically, we believe our early recognition of changes in loss cost trends has positioned us well for continued growth as our competitors followed suit and we expect that to be the case as the commercial auto insurance market responds to the current environment.

In addition to planned rate increases, we are taking non-rate actions to slow down growth and to meet our profitability target in 2023. We have increased our underwriting efforts with the goal of being adequately priced on new and renewal Commercial Lines business. We are also restricting new business in certain geographies and segments until rate increases are in place.

Our Property business continued to experience both policy and premium growth during the first quarter 2023. Policies in force are up 4% over last March and we ended the first quarter with $629 million in NPW, a 17% increase over the same period last year. Premium growth was partially driven by a 12% increase in new business applications year over year. Property growth is also benefiting from the personal auto growth as we are seeing growth in the Robinsons consumer segment (i.e., customers bundling their auto and home).

Our primary goal for Property continues to be to attain profitability and reduce the year-to-year volatility of results. To achieve this objective, we have concentrated our growth efforts in markets that are less susceptible to catastrophes and have lower exposure to coastal and hail-prone states. In regions where our appetite to write new business is limited, we are prioritizing Progressive auto bundles, as well as lower risk properties, such as new construction or homes with newer roofs. In addition to our focus on shifting our mix, we continued to adjust rates to address profitability concerns. In the first quarter 2023, we increased rates by about 3% across all Property product lines bringing the trailing four quarters to aggregate rate increases of about 20%.

In terms of our capital position, and as mentioned in the annual letter to shareholders, we believe it is appropriate to have a conservative approach to capital management, especially during volatile times. While the investing and operating environments remain challenging, we have seen our debt-to-total capital ratio move down from 28.7% at the end of 2022 to 27.5% at the end of the first quarter 2023. We continue to believe that all our stakeholders will benefit from our thoughtful approach to capital management, including with respect to our approach to dividends and share repurchases.

The first quarter total return on our investment portfolio was 2.3%, as we saw positive performance from both our fixed-income and equity portfolios. Our fixed-income portfolio returned 2.0% in the first quarter as interest rates declined during the period. Our equity portfolio returned 7.3% in the first quarter 2023. Over the course of the last twelve months, we have adjusted our portfolio to a relatively more conservative posture. This has meant a greater allocation to cash and Treasuries, and lower allocations to equities and other credit-related areas of the fixed-income portfolio.

I’ll finish with the same quote from the annual letter to shareholders that I started this letter with, but with an emphasis on how eager and ready my team and I are to face these headwinds.

“Notes like this, and reflecting on these past three years, I can’t tell you how enthusiastic I am to dive into 2023. We believe we are well prepared and positioned. This is what we do – execute on deliberate and cogent plans with room for flexibility as the unknowns inevitably occur.”

Is it an enjoyable way to start the year? No. Do we have a cogent plan to respond to these challenges? Absolutely!

My sincere thanks to all of the Progressive people who have shown flexibility, resilience, and positivity as we face yet another year of uncertainty. Let’s focus on the task at hand with our eye on making sure that we take great care of the customers that we are privileged to serve.

Stay well and be kind to others,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer
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